Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 11, 2015

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Nuance Concentrated Value Long-Short Fund (S000052217)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on November 19, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 182 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust, the Nuance Concentrated Value Long-Short Fund (the “Fund”).  PEA No. 182 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 13, 2015, and is scheduled to become effective on December 27, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

General Matters

1.	Please update the Fund’s ticker symbols, once available, on the SEC EDGAR system.

The Trust confirms that prior to a 485B EDGAR filing in December, a SCUPDAT maintenance will be performed to add the Fund’s ticker symbols.

2.	Supplementally, please explain the meaning of “concentrated” in the Fund’s name; what does it mean to be a “concentrated value” fund?

The Trust responds by stating that the use of “concentrated” in the Fund’s name references the Fund’s strategy to invest directly (take long positions) in a limited number of companies.  Please note the current disclosure, which states (emphasis added):  “Under normal market conditions, the Fund will take long positions in 15-35 securities, and will take short positions in up to 50 securities, with both the long and short positions consisting primarily of common stocks of any capitalization of companies organized in the United States.”

Prospectus Comments

3.	In the footnotes to the Fees and Expenses Table, please disclose if the Operating Expenses Limitation Agreement may be terminated by the Board and under what circumstances it may be terminated.

The Trust responds by modifying the footnote as follows:

“Nuance Investments, LLC (the “Adviser”) has contractually agreed to reduce its management fees, and may reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, leverage~~,~~ interest, ~~(~~dividend and interest expense on short sales~~)~~, taxes, brokerage commissions, and extraordinary expenses) do not exceed 1.55% of the average daily net assets of the Investor Class and 1.30% of the average daily net assets of the Institutional Class.  Fees reduced and expenses reimbursed by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reduction and reimbursement was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee reduction and expense reimbursement occurred and when fees and expenses are being recouped.  The Operating Expenses Limitation Agreement will be in effect and cannot be terminated through at least August 27, 2017~~one year from the effective date of this Prospectus~~.   Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board.”

4.
In footnote 2 to the Fees and Expenses Table, please also state “…if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee reduction and reimbursement occurred and at the time fees are being recouped.”

Please see the response to Comment #3 above.

5.	In the Example to the Fees and Expenses Table, please remove the phrase “and any recoupment” from the parenthetical.

The Trust responds by removing the phrase from the parenthetical as suggested.

6.
Regarding the Similarly Managed Account Performance section beginning on page 10 of the Prospectus, please confirm that the Fund has the required records necessary to form the basis for or demonstrate the calculation of the performance or rate of return of the Long Short Composite per Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

The Trust responds by stating that the “Similarly Managed Account Performance” section has been removed from the Prospectus.

7.
Please explain why the use of the Long Short Composite performance is appropriate under relief provided by the Nicholas-Applegate no-action letter (pub. avail. Aug. 6, 1996), given that the Composite has such limited history.  Please also explain how the inclusion of this performance is not misleading given (1) the short time frame of the composite, and (2) the fact that the Adviser has not managed a comparable account for a full year.

The Trust responds by stating that the “Similarly Managed Account Performance” section has been removed from the Prospectus.

8.
In the footnotes to the Composite’s performance table, please include the number of accounts included in the Composite.  If there is only one account, do not use the word “composite.”  Also, please confirm that the phrase “…including terminated accounts” is accurate, as indicated in footnote 2.  Did the Composite include accounts, then terminate them, in this 5 month timeframe?

The Trust responds by stating that the “Similarly Managed Account Performance” section has been removed from the Prospectus.

9.
Under the section entitled “How to Purchase Fund Shares” on page 13 of the Prospectus, please clarify the definition of “Good Order” as far as the phrase “generally” is used.  If there are exceptions to this definition, please disclose those exceptions throughout the Prospectus where applicable.

The Trust responds by removing the word “generally” from the definition of “good order” throughout the registration statement.

10.
Under the section entitled “How to Redeem Fund Shares” beginning on page 15 of the Prospectus, in the sub-section “Payment of Redemption Proceeds,” please disclose any exceptions to the statement “All requests received…..will usually be processed on the next business day,” or confirm that any exceptions are already disclosed.

The Trust responds by removing the word “usually” from this disclosure throughout the registration statement.

Statement of Additional Information (“SAI”) Comments

11.	On page 26 of the SAI under the “Reverse Repurchase Agreements” section, please include disclosure stating that reverse repurchase agreements are considered a form of borrowing.

The Trust responds by modifying the second sentence of the second paragraph of this section to state that “Reverse repurchase agreements are considered a form of borrowing, and ~~T~~the use of reverse repurchase agreements by the Fund creates leverage which increases its investment risk.”

12.
On page 47 of the SAI under the “Purchase and Redemption of Fund Shares” section, please clarify the definition of “Good Order” as far as the phrase “generally” is used.  If there are exceptions to this definition, please disclose those exceptions throughout the Prospectus where applicable.

Please see the response to Comment #9 above.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:           Thomas Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.